Stellar Biotechnologies Announces Board Departure of Malcolm Gefter, Ph.D. with Regret

PORT HUENEME, CA (January 2, 2013) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT), the world leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin (KLH), announces that Malcolm Gefter, Ph.D. has resigned his position as a member of the Company’s Board of Directors effective today.

Dr. Gefter said “My resignation is due to an unfortunate, serious, immediate personal circumstance that requires me to not be away from Boston or commit my services in any formal capacity for the foreseeable future. I am very confident that the company is currently on a productive course, and perhaps in the near future I might be available to help in a non-formal way. I remain very interested in helping Stellar in the future if and when I can.”

Frank Oakes, CEO said “Malcolm was a very effective director. He helped shape the Company’s strategic plans, and brought great industry insight and experience to the Board of Directors as well as to the Scientific Advisory Board. We regret his departure, but completely understand that pressing personal needs take precedence. His offer to continue to support the Company in his capacity as a member of the Scientific Advisory Board is most welcomed, and we thank him for all his previous service as a director."

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805 488 2800

Email: dbrookstein@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.